IAMGOLD REPORTS THIRD QUARTER 2022 RESULTS

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

Toronto, Ontario, November 8, 2022 – IAMGOLD Corporation (NYSE:IAG, TSX:IMG) ("IAMGOLD" or the "Company") today reported its financial and operating results for the third quarter ended September 30, 2022.

HIGHLIGHTS:

- Attributable gold production of 184,000 ounces in the third quarter and 528,000 ounces year-to-date ("YTD") as a result of continued strong performance from Essakane and improvements at Rosebel.

- The Company expects that annual production will exceed the top end of the previous guidance range of 570,000 to 640,000 ounces and is revising guidance upwards to 650,000 to 705,000 ounces.

- Cost of sales per ounce sold of $1,140 ($1,102 YTD), cash cost[1] per ounce sold of $1,126 ($1,087 YTD) and all-in sustaining costs[1] ("AISC") per ounce sold of $1,559 ($1,550 YTD).

- The Company expects AISC[1] to be below the bottom end of guidance range of $1,650 to $1,690 and revised guidance downwards to between $1,600 and $1,650 per ounce sold. Cash costs[1] guidance for 2022 is revised downwards to be between $1,100 and $1,130 per ounce sold from the previous guidance range of $1,100 to $1,150 per ounce.

- Earnings before interest, income taxes, depreciation and amortization ("EBITDA")[1] of $(41.3) million ($195.0 million YTD) and adjusted EBITDA[1] of $103.1 million ($350.6 million YTD).

- Mine-site free cash flow[1] of $59.2 million ($189.3 million YTD).

- Net loss and adjusted net loss per share attributable to equity holders[1] of $(0.23) and $(0.03), respectively; YTD net earnings (loss) and adjusted net earnings (loss) per share attributable to equity holders[1] of $(0.20) and $0.01, respectively.

- Cash, cash equivalents and short-term investments of $536.1 million and liquidity[1] of $636.8 million at September 30, 2022.

- As of September 30, 2022, the Côté Gold project was approximately 64.2% complete, with detailed engineering fully complete and construction in line with the updated technical report. The Company's share of remaining project spend to bring Côté Gold into production is estimated to be between $1.0 and $1.1 billion from October 1, 2022, net of leases and working capital.

- On October 18, 2022, the Company announced that it had entered into a definitive agreement with Zijin Mining Group Co. Ltd. to sell its interests in the Rosebel mine for cash consideration of $360 million plus working capital adjustments, as well as the release of approximately $41 million of IAMGOLD obligations related to equipment leases, on closing.

"IAMGOLD has continued to build upon its recent successes, reporting attributable gold production of 184,000 ounces, which represents the highest quarterly production for the Company in over 2.5 years, driven by record production from Essakane," said Maryse Bélanger, Chair and Interim President and CEO of IAMGOLD. "On behalf of the Board and the executive team, we applaud the tireless efforts of the IAMGOLD team for this achievement and their continued commitment to operating safely and responsibly.

"The Côté Gold Project is approximately 64% complete and advancing well following the schedule and cost update released in the summer. With approximately 1,500 workers on site, the project is nearing peak capacity and has seen significant progress in the third quarter towards the target of production in early 2024. The announced sale of Rosebel to Zijin Mining last month represents the first significant step towards addressing the funding commitments to deliver Côté Gold. The remaining funding alternatives are well advanced and we expect to be able to provide further updates in the fourth quarter."

QUARTERLY REVIEW

The following table summarizes certain operating and financial results for the three months ended September 30, 2022 (Q3 2022), June 30, 2022 (Q2 2022) and September 30, 2021 (Q3 2021) and the nine months ended September 30 (or YTD), 2022 and 2021 and certain measures of the Company's financial position as at September 30, 2022, June 30, 2022 and December 31, 2021:

	Q3 2022	Q2 2022	Q3 2021	YTD 2022	YTD 2021
Key Operating Statistics					
Gold production – attributable (000s oz)	184	170	153	528	448
Gold sales – attributable (000s oz)	187	170	150	538	438
Average realized gold price[1] ($/oz)	$ 1,690	$ 1,799	$ 1,787	$ 1,766	$ 1,788
Cost of sales[2] ($/oz sold) – attributable	$ 1,140	$ 1,130	$ 1,247	$ 1,102	$ 1,157
Cash costs[1] ($/oz sold) – attributable	$ 1,126	$ 1,119	$ 1,245	$ 1,087	$ 1,155
AISC[1] ($/oz sold) – attributable	$ 1,559	$ 1,604	$ 1,508	$ 1,550	$ 1,387
Financial Results ($ millions, except where noted)					
Revenues	$ 343.3	$ 334.0	$ 294.1	$ 1,033.9	$ 857.1
Gross profit	$ 29.7	$ 49.4	$ 6.9	$ 160.1	$ 79.0
EBITDA[1]	$ (41.3)	$ 101.4	$ 19.6	$ 195.0	$ 220.5
Adjusted EBITDA[1]	$ 103.1	$ 110.0	$ 82.5	$ 350.6	$ 265.7
Net earnings (loss) attr. to equity holders	$ (108.3)	$ (9.6)	$ (75.3)	$ (94.1)	$ (60.3)
Adjusted net earnings (loss) attr. to equity holders[1]	$ (13.7)	$ (6.3)	$ (20.1)	$ 6.1	$ (17.5)
Net earnings (loss) per share attr. to equity holders	$ (0.23)	$ (0.02)	$ (0.16)	$ (0.20)	$ (0.13)
Adjusted EPS[3] attr. to equity holders[1]	$ (0.03)	$ (0.01)	$ (0.04)	$ 0.01	$ (0.04)
Net CFO[4] before changes in working capital[1]	$ 108.8	$ 93.9	$ 79.6	$ 336.6	$ 217.0
Net cash from operating activities	$ 117.7	$ 81.9	$ 78.5	$ 341.9	$ 217.5
Mine-site free cash flow[1]	$ 59.2	$ 42.8	$ 31.9	$ 189.3	$ 121.6
Capital expenditures[1,5] – sustaining	$ 71.1	$ 67.1	$ 26.4	$ 214.8	$ 64.0
Capital expenditures[1,5] – expansion	$ 158.9	$ 189.0	$ 113.0	$ 440.0	$ 330.2

	September 30 2022	June 30 2022	December 31 2021	September 30 2022	December 31 2021
Financial Position ($ millions)					
Cash, cash equivalents and short-term investments	$ 536.1	$ 452.9	$ 552.5	$ 536.1	$ 552.5
Long-term debt	$ 844.6	$ 612.0	$ 464.4	$ 844.6	$ 464.4
Net cash (debt)[1]	$ (409.3)	$ (225.1)	$ 16.3	$ (409.3)	$ 16.3
Available credit facility	$ 100.7	$ 348.7	$ 498.3	$ 100.7	$ 498.3

1. This is a non-GAAP measure. See "Non-GAAP Financial Measures".
2. Throughout this news release, cost of sales, excluding depreciation, is disclosed in the cost of sales note in the annual consolidated financial statements.
3. EPS: "net earnings (loss) per share "
4. CFO: "cash from operating activities"
5. Starting in 2022, a higher portion of stripping costs are categorized as sustaining capital versus expansion capital, due to the particular areas that are scheduled to be mined and the stage of the life of mine aligning with World Gold Council guidelines. See "Non-GAAP Financial Measures section".

Operating Results

Attributable gold production for the third quarter was 184,000 ounces, up 14,000 ounces or 8% from the prior quarter, primarily due to higher production at Essakane (8,000 ounces) and Westwood (5,000 ounces). Attributable gold sales of 187,000 ounces were slightly higher than production due to the timing of gold sales, with the average realized gold price of $1,690 per ounce reflecting the delivery of 37,500 ounces at $1,500 per ounce under the 2019 Prepay Arrangement.

Cost of sales (excluding depreciation) per ounce sold was $1,140 for the third quarter, up $10 per ounce or 1% from $1,130 per ounce sold in the prior quarter. Production costs per ounce sold were in line with the prior quarter with higher costs being offset by higher production. Included was the positive impact of realized derivative gains of $40 per ounce sold (second quarter 2022 - gains of $64 per ounce sold).

Cash costs per ounce sold in the third quarter were $1,126, up $7 per ounce or 1% from the prior quarter. Cash costs per ounce sold reflected higher cost of sales per ounce, partially offset by the exclusion of the long term NRV adjustment that is included in cost of sales. AISC per ounce sold of $1,559 was down $45 per ounce or 3% from the prior quarter, primarily due higher sales volume and a decrease in general administrative expenses.

Health and Safety

Health and safety is core to the Company's relentless pursuit of its Zero Harm® vision. Through various programs, the Company continuously promotes a safe work environment and a wellness program at all sites. The DARTFR[2] (days away, restricted, transferred duty frequency rate) was 0.27 (on YTD basis) at the end of the third quarter of 2022, tracking below the global annual target of 0.42, with a decreasing trend. The TRIFR[2] (total recordable injuries frequency rate) was 0.72 (on YTD basis) at the end of the third quarter of 2022, tracking below the global annual target of 0.73, also with a decreasing trend. Côté Gold has surpassed over 6.9 million hours with no lost time injuries to date. The operations have been increasing focus on situational awareness and preventative activities related to work tasks.

The global COVID-19 pandemic continues to evolve and the management thereof remains a focus for the business. The Company continues to closely monitor developments and is taking necessary measures to manage the impact of the COVID-19 pandemic on its personnel, operations, construction and development projects and exploration activities. COVID-19 detection and mitigation protocols at our sites are reviewed on an ongoing basis to adapt to the evolving situation.

Financial Results

For the third quarter ended September 30, 2022, net loss and adjusted net loss[1] per share attributable to equity holders were ($0.23) and ($0.03), respectively. EBITDA[1] was ($41.3) million and adjusted EBITDA[1] was $103.1 million. Adjusted net loss per share attributable to equity holders and adjusted EBITDA include the reversal of an after-tax non-cash impairment charge of $74.0 million ($115.8 million before tax) related to the announced definitive agreement to sell IAMGOLD's interests in the Rosebel mine to align the carrying value of the Rosebel cash generating unit with the sales price.

Mine-site free cash flow for the third quarter 2022 was $59.2 million, up $16.4 million, from the prior quarter, primarily due to higher free cash flow at Essakane ($20.2 million) and Westwood ($9.2 million) due to higher sales volume, partially offset by lower free cash flow at Rosebel ($13.0 million) primarily due to changes in working capital and lower average realized gold price.

Net cash from operating activities for the third quarter 2022 was $117.7 million, an increase of $35.8 million from the prior quarter, primarily due to decrease in income taxes paid ($22.4 million) and a net inflow in non-cash working capital movements ($20.9 million), partially offset by lower net cash earnings ($5.2 million) and lower settlement of derivatives ($1.7 million). Net cash from operating activities for YTD 2022 was $341.9 million, an increase of $124.4 million from the same prior year period, primarily due to proceeds from 2022 Prepay Arrangements ($177.0 million) and an increase of cash inflows from the settlement of derivatives ($21.9 million), partially offset by lower net cash earnings ($48.9 million), an increase in income taxes paid ($21.1 million), and a decrease in proceeds from insurance claim ($9.5 million).

Net cash used in investing activities for the third quarter 2022 was $228.9 million, a decrease of $40.3 million from the prior quarter, primarily due to a decrease in capital expenditures for property, plant and equipment ($26.1 million) mainly related to the Cóté Gold construction and timing of financing costs paid and capitalized as borrowing costs ($9.8 million). Net cash used in investing activities for YTD 2022 was $658.6 million, an increase of $291.2 million from the same prior year period, primarily due to an increase in capital expenditures for property, plant and equipment ($261.1 million) mainly related to the Cóté Gold construction and an increase in financing costs paid and capitalized as borrowing costs ($8.8 million), partially offset by proceeds from the disposal of marketable securities ($25.1 million).

Net cash from financing activities in the third quarter 2022 was $217.4 million, an increase of $87.5 million from the prior quarter, primarily due to proceeds from the Credit Facility drawdowns ($80.0 million), proceeds from the equipment loans ($4.6 million), and decrease in dividends paid to non-controlling interest ($4.8 million) on the declaration of dividends from subsidiaries. Net cash from financing activities for YTD 2022 was $339.8 million, an increase of $381.4 million from the same prior year period, primarily due to proceeds from the Credit Facility drawdowns ($380.0 million).

Liquidity and Capital Resources

As at September 30, 2022, the Company had $535.6 million in cash and cash equivalents, $0.5 million in short-term investments and net debt[1] of $409.3 million. Approximately $100.7 million was available under the Company's secured revolving credit facility ("Credit Facility") resulting in liquidity[1] at September 30, 2022, of approximately $637 million.

The Côté Gold UJV required its joint venture partners to fund, in advance, two months of future expenditures. During the third quarter, the Côté UJV amended this requirement to two months from three months. The Company uses dividends and intercompany loans to repatriate funds from its operations and the timing of dividends may impact the timing and amount of required financing, including the Company's drawdowns under the Credit Facility. As at September 30, 2022, $237.8 million of cash and cash equivalents was held by Côté Gold and Essakane. The company has funded its portion of the Côté UJV funding cash generated from its operations and drawdowns on the Credit Facility. Restricted cash in support of environmental closure costs obligations related to Essakane, Doyon division and Côté Gold project totaled $47.2 million.

The following table summarizes the Company's outstanding long-term debt:

($ millions)[1]	September 30 2022	June 30 2022	December 31 2021
Credit Facility	$ 380.0	$ 150.0	$ —
5.75% senior notes	447.5	447.4	445.7
Equipment loans	17.1	14.6	18.7
	$ 844.6	$ 612.0	$ 464.4

1. Long-term debt does not include leases of $78.9 million as at September 30, 2022 (June 30, 2022 - $62.0 million; December 31, 2021 - $65.6 million),

Credit Facility

The Company has a $500 million Credit Facility, which was entered into in December 2017 and amended including in February 2021, to primarily extend the maturity date from January 31, 2023, to January 31, 2025, for $490 million of the available credit. During the nine months ended September 30, 2022, the Company drew down $380 million on the Credit Facility. As at September 30, 2022, the Company had letters of credit in the amount of $19.3 million issued under the Credit Facility to guarantee certain environmental indemnities and $100.7 million was available under the Credit Facility.

The Credit Facility is secured by certain of the Company's real assets, guarantees by certain of the Company's subsidiaries and pledges of shares of certain of the Company's subsidiaries. The key terms of the Credit Facility include certain limitations on incremental debt, certain restrictions on distributions and financial covenants including Net Debt to EBITDA and Interest Coverage. The Company entered into an amendment in conjunction with entering into a definitive agreement to sell its interests in the Rosebel mine where the lenders under the credit facility provided consent to release their security over the Rosebel mine at the close of the transaction. The amendment requires that the proceeds from the sale be used for funding the Côté Gold project with certain exceptions.

OUTLOOK

Liquidity Outlook

The remaining attributable spend to complete the construction of the Côté Gold project is estimated to be between $1.0 and $1.1 billion from October 1, 2022, net of leases and working capital (see "Côté Gold Project"). At September 30, 2022, the Company had $536.1 million in cash and cash equivalents (compared to $452.9 million at June 30, 2022) and $100.7 million available for draw down under the Credit Facility. As at September 30, 2022, $237.8 million of cash and cash equivalents was held by Côté Gold and Essakane.

On October 18, 2022, the Company announced that it had entered into a definitive agreement with Zijin Mining Group Co. Ltd. to sell its interests in the Rosebel mine for cash consideration of $360 million plus working capital adjustments on closing. The transaction is expected to close in the first quarter 2023 or earlier.

Based on the information currently available and prevailing market conditions, which impact project expenditures and operating cash flows, the Company will require additional liquidity in 2023, in addition to the proceeds expected to be received from the sale of Rosebel, to complete construction of the Côté Gold project and continues to seek a financing plan by the end of the year. The Company is actively pursuing various alternatives to increase its liquidity and capital resources including additional secured debt and/or royalties and streams, which could be provided by banks, private capital providers and/or institutional investors and specialist streaming or royalty companies, additional unsecured debt including unsecured and/or convertible notes, sales of common shares and the extension of the 2022 Prepay Arrangement. In addition, the Company continues to progress its strategic alternatives with respect to certain of its development and exploration assets in South America and West Africa (excluding Essakane), that may include the disposition of all or an interest in one or more of such assets.

There can be no assurance that the Company will be successful in achieving financing solutions in time and/or on terms acceptable to the Company or that the strategic evaluations discussed above will result in a transaction. In this case and in order to execute its plans for the foreseeable future, including financing alternatives, the Company has developed certain potential alternatives to defer or reduce its capital spending and various other expenditures. These alternatives may impact future operating and financial performance and/or could extend the Côté Gold project construction timeline and significantly increase project costs, and/or dilute the Company's interest in the Côté Gold project. Reductions in capital expenditures at the Côté Gold project requires approval from the Côté UJV oversight committee.

The Company's financial results are highly dependent on the price of gold, oil and foreign exchange rates and future changes in these prices will, therefore, impact performance. The Company will be dependent on the cash flows generated from the Côté Gold project to eventually repay its existing and any additional indebtedness that it may incur to fund the remaining construction costs of the Côté Gold project. Readers are encouraged to read the "Caution Regarding Forward Looking Statements" and the "Risk Factors" sections contained in the Company's 2021 Annual Information Form, which is available on SEDAR at www.sedar.com and the "Caution Regarding Forward Looking Statements" and "Risk and Uncertainties" section of the MD&A.

Operating Guidance

	Actual YTD 2022		Updated Full Year Guidance 2022[1]	Previous Full Year Guidance 2022[2]
Essakane (000s oz)		334	410 – 430	360 – 385
Rosebel (000s oz)		145	175 – 200	155 – 180
Westwood (000s oz)		49	65 – 75	55 – 75
Total attributable production (000s oz)[3]		528	650 – 705	570 – 640
Cost of sales[3] ($/oz sold)	$	1,102	$1,100 – $1,130	$1,100 – $1,150
Cash costs[3,4] ($/oz sold)	$	1,087	$1,100 – $1,130	$1,100 – $1,150
AISC[3,4] ($/oz sold)	$	1,550	$1,600 – $1,650	$1,650 – $1,690
Depreciation expense[5] ($ millions)	$	237.4	$305 – $315	$280 – $290
Income taxes paid	$	59.0	$69 – $79	$69 – $79

1. The updated full year guidance is based on the following 2022 full year assumptions, before the impact of hedging: average realized gold price of $1,792 per ounce, USDCAD exchange rate of 1.30, EURUSD exchange rate of 1.04 and average crude oil price of $100 per barrel.
2. The previous full year guidance is based on the following 2022 full year assumptions, before the impact of hedging: average realized gold price of $1,700 per ounce, USDCAD exchange rate of 1.25, EURUSD exchange rate of 1.20 and average crude oil price of $70 per barrel.
1 Consists of Essakane, Rosebel and Westwood on an attributable basis of 90%, 95% and 100%, respectively.
4. This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".
5. The updated full year depreciation expense guidance includes an estimated $12 million of depreciation in the fourth quarter at Rosebel. Effective October 18, 2022, the Rosebel mine will be accounted for as held for sale, and its operating results will be reported as discontinued operations.

Production Outlook

The Company expects that annual attributable production will exceed the top end of the previous guidance range of 570,000 to 640,000 ounces due to stronger operating performance, particularly at Essakane, and is revising guidance upwards to 650,000 to 705,000 ounces.

Costs Outlook

Cash costs guidance for 2022 has been revised downwards to $1,100 and $1,130 per ounce sold and AISC guidance is revised downwards with costs expected to be between $1,600 and $1,650 per ounce sold, largely reflecting the higher sales expected for the full year, partially offset with higher costs from inflation. The estimates issued in January 2022 included an inflation assumption of 5% to 7% on key consumables, translating to an increase of 1% to 2% in cash costs and AISC (reflected in the previous guidance figures). During the first nine months of the year, higher production offset the additional cost pressures from systemic inflation, constrained global supply chains and the sanctions on trade with Russia that increased the average cost of key consumables such as oil, ammonium nitrate, grinding media, lime and cyanide. The impact of the above-mentioned cost pressures stabilized during the third quarter of 2022 when compared to the first six months of the year. The Company continues to work with its supply chain and seek alternatives to mitigate ongoing costs pressures, including the sourcing of appropriate alternatives as well as progressing productivity initiatives at its operations through the IAMALLIN operational improvement program. Increases in oil prices have been partially mitigated by the existing oil hedge program, see the "Market Risk" section of the Company's Q3 2022 MD&A. For reference, excluding the impact of the Company's hedging program, a $10/bbl increase in the oil price would translate to a $15 per ounce increase in cash costs; however, with current hedges in place, the same movement would equate to a $6 per ounce increase in cash costs. The Company notes that continued external cost pressures may result in an increase in costs and capital expenditures.

Income Taxes Paid

Income taxes paid guidance for 2022 is reaffirmed between $69 and $79 million.

Depreciation Expense

Depreciation expense guidance for 2022 is expected to be in the range of $305 and $315 million, reflecting higher YTD 2022 production and sales at Essakane. The updated full year depreciation expense guidance includes an estimated $12 million of depreciation in the fourth quarter at Rosebel. Effective October 18, 2022, the Rosebel mine will be accounted for as held for sale, and its operating results will be reported as discontinued operations.

Capital Expenditures[1]

($ millions)	Actual YTD 2022			Updated Full Year Guidance 2022			Prior Full Year Guidance 2022		
	Sustaining[2]	Expansion[3]	Total	Sustaining[2]	Expansion[3]	Total	Sustaining[2]	Expansion[3]	Total
Essakane	$ 116.4	$ 2.5	$ 118.9	$ 175	$ 5	$ 180	$ 165	$ 5	$ 170
Rosebel[4]	75.0	23.4	98.4	105	30	135	105	35	140
Westwood	22.5	2.7	25.2	30	5	35	40	10	50
	213.9	28.6	242.5	310	40	350	310	50	360
Boto Gold	—	11.8	11.8	—	20	20	—	20	20
Corporate	0.9	—	0.9	—	—	—	—	—	—
Total[5,6,7,8]	$ 214.8	$ 40.4	$ 255.2	$ 310	$ 60	$ 370	$ 310	$ 70	$ 380

1. 100% basis, unless otherwise stated.
2. Sustaining capital includes capitalized stripping of (i) $18.6 million for Essakane and $15.6 million for Rosebel in Q3 2022 (ii) $65.7 million for Essakane and $35.4 million for Rosebel YTD 2022 and (iii) $110 million for Essakane and $45 million for Rosebel for both the revised and previous full year guidance. See "Outlook" sections below.
3. Expansion capital includes capitalized stripping of (i) $nil million for Essakane and $3.8 million for Rosebel in Q3 2022 (ii) $nil for Essakane and $18.6 million for Rosebel YTD 2022 and (iii) $nil for Essakane and $20 million for Rosebel for the both the revised and previous full year 2022 guidance. See "Outlook" sections below.
4. Rosebel includes Saramacca at 70%.
5. Includes $10 million of capitalized exploration and evaluation expenditures also included in the Exploration Outlook guidance table.
6. Capitalized borrowing costs are not included.
7. In addition to the above capital expenditures, $22 million in total principal lease payments are expected.
8. See "Costs Outlook" section above.

Exploration

($ millions)	Actual YTD 2022			Full Year Guidance 2022		
	Capitalized	Expensed	Total	Capitalized	Expensed	Total
Exploration projects – greenfield	$ —	$ 19.5	$ 19.5	$ —	$ 21	$ 21
Exploration projects – brownfield[1]	5.2	3.4	8.6	10	4	14
	$ 5.2	$ 22.9	$ 28.1	$ 10	$ 25	$ 35

1 Exploration projects - brownfield includes planned near-mine exploration and resource development of (i) 5.2 million YTD 2022, and (ii) $10 million for the full year 2022 guidance.

OPERATIONS AND PROJECTS

Essakane Mine (IAMGOLD interest – 90%)[1] | Burkina Faso

		Q3 2022	Q2 2022	Q3 2021	YTD 2022	YTD 2021
Key Operating Statistics						
Ore mined (000s t)		3,259	3,803	3,908	10,894	11,902
Waste mined (000s t)		9,357	7,602	11,335	28,305	33,502
Material mined (000s t) – total		12,616	11,405	15,243	39,199	45,404
Strip ratio[2]		2.9	2.0	2.9	2.6	2.8
Ore milled (000s t)		2,978	2,704	3,298	8,844	9,656
Head grade (g/t)		1.50	1.52	1.33	1.47	1.37
Recovery (%)		90	90	83	89	82
Gold production (000s oz) – 100%		129	119	118	372	349
Gold production (000s oz) – attributable 90%		115	107	106	334	314
Gold sales (000s oz) – 100%		133	117	122	381	351
Average realized gold price[3] ($/oz)	$	1,739 $	1,882 $	1,790 $	1,833 $	1,794
Financial Results ($ millions)[1]						
Revenues[4]	$	232.2 $	218.8 $	217.4 $	699.2 $	629.7
Operating costs		(115.7)	(86.4)	(101.1)	(292.5)	(303.3)
Royalties		(11.4)	(10.6)	(10.9)	(34.3)	(31.5)
Cash costs[3]	$	(127.1) $	(97.0) $	(112.0) $	(326.8) $	(334.8)
Other mine costs[5]		(0.3)	(0.3)	(0.3)	(1.0)	(0.7)
Cost of sales[4]	$	(127.4) $	(97.3) $	(112.3) $	(327.8) $	(335.5)
Sustaining capital expenditures[3,6]		(37.6)	(31.1)	(11.6)	(116.4)	(28.3)
Other costs and adjustments[7]		(1.5)	(2.0)	(1.5)	(1.8)	(4.9)
AISC[3]	$	(166.5) $	(130.4) $	(125.4) $	(446.0) $	(368.7)
Expansion capital expenditures[3,8]	$	(1.0) $	(0.5) $	(27.2) $	(2.5) $	(60.3)
Performance Measures[9]						
Cost of sales excluding depreciation ($/oz sold)	$	954 $	838 $	925 $	860 $	956
Cash costs[3] ($/oz sold)	$	952 $	836 $	923 $	858 $	955
AISC[3] ($/oz sold)	$	1,248 $	1,124 $	1,033 $	1,171 $	1,051

1. 100% basis, unless otherwise stated.
2. Strip ratio is calculated as waste mined divided by ore mined.
3. This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".
4. As per note 27 of the consolidated interim financial statements for revenues and cost of sales. Cost of sales is net of depreciation expense.
5. Other mine costs exclude by-product credits.
6. Includes sustaining capitalized stripping for the third quarter 2022 of $18.6 million (second quarter 2022 - $17.2 million; third quarter 2021 - $1.0 million) and YTD 2022 of $65.7 million (YTD 2021 - $1.0 million).
7. Other costs and adjustments include sustaining lease principal payments, environmental rehabilitation accretion and depletion and prior period operating costs, partially offset by by-product credits.
8. Includes expansion capitalized stripping for the third quarter 2022 of $nil (second quarter 2022 - $nil; third quarter 2021 - $21.8 million) and YTD 2022 of $nil (YTD 2021 - $43.9 million).
9. Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

Essakane continued to deliver strong results and achieved attributable gold production of 115,000 ounces in the third quarter of 2022, higher by 8,000 ounces or 7% compared to the prior quarter and 9,000 ounces or 8% compared to the same quarter of the prior year. Higher production is attributed mainly to higher mill throughput when compared with the prior quarter and better head grade at higher recovery rates when compared to the same prior year period.

Mining activity of 12.6 million tonnes in the third quarter was higher compared to the prior quarter mainly due to the return of mining operations to full capacity during September as a result of mitigation efforts and an easing of supply chain challenges in the country.

Mill throughput of 3.0 million tonnes in the third quarter, at an average head grade of 1.50 g/t Au and plant availability of 93%, was higher compared to the prior quarter due to improved grind size and mill availability. Mill recovery of 90% in the third quarter was similar to the prior quarter.

Cost of sales, excluding depreciation, and cash costs per ounce sold of $954 and $952, respectively, were higher by 14% compared to the second quarter 2022, primarily due to higher operating costs partially offset by higher production and sales. AISC per ounce sold of $1,248 was higher by $124 or 11% due to higher cash costs per ounce and higher sustaining capital expenditures.

Total capitalized stripping (sustaining and expansion) in the third quarter of $18.6 million was higher by $1.4 million or 8% and lower by $4.2 million or 18% compared to the prior quarter and same prior year period, respectively. Capitalized stripping was higher than the prior quarter as the impact of supply chain issues were mitigated towards the end of the quarter, while lower than the same prior year period due to the timing of stripping activities and the impact of the supply chain issues experienced in 2022.

Sustaining capital expenditures, excluding capitalized stripping, of $19.0 million included mobile and mill equipment of $8.0 million, capital spares of $4.4 million, tailings management of $1.9 million, airstrip extension of $1.6 million and other sustaining projects of $3.1 million. Expansion capital expenditures, excluding capitalized stripping, of $1.0 million primarily included capital projects associated with the community village resettlement project.

The Company reported on certain political developments in Burkina Faso in the third quarter (see news release dated October 3, 2022). All IAMGOLD personnel continue to be safe and Essakane continues to operate as per the business plan. The security situation in Burkina Faso continues at elevated risk levels and the Company continues to take proactive measures to ensure the safety and security of in-country personnel and is constantly adjusting its protocols and the activity levels at the site according to the security environment. The Company is furthering certain additional investments in security and supply chain infrastructure in the region and at the mine site, with the support of the government. The security situation continues to apply pressures to the in-country supply chain, however mitigation measures minimized impacts in the third quarter.

The IAMALLIN improvement project has continued the execution phase in the third quarter, with the focus continuing on improving mine productivity, mill feed optimization and supplies inventory management including lead time optimization.

Outlook

The guidance range for 2022 attributable gold production at Essakane has been increased to 410,000 to 430,000 ounces, reflecting the continued trend of positive grade reconciliation. The Company is investigating whether the updated block model may be underestimating grade as the complexity of mineralization has increased in the lower portions of the pit with higher amounts of coarse gold. The operation continues to execute on targeted operational improvements including improving mill throughput optimizing blast fragmentation and enhanced gravity circuit recoveries through the planned addition of a double deck screen. In the fourth quarter, Essakane's capital stripping program is expected to increase from current levels in order to secure the 2023 and 2024 production plan, assuming no significant disruptions in the supply chain resulting from the security situation described above.

Cash costs continue to be under pressure due to systemic inflation and constrained global supply chains, although these pressures have been partially offset through increased sales volumes and the weakening of the EURUSD exchange rate which lowers the cost of certain inputs, including labour. The Company continues to actively work with authorities and suppliers to mitigate potential impacts and manage continuity of supply due to the security situation noted above while also investing in additional security infrastructure.

Rosebel Mine (IAMGOLD interest – 95%)[1] | Suriname

	Q3 2022	Q2 2022	Q3 2021	YTD 2022	YTD 2021
Key Operating Statistics					
Ore mined[2] (000s t)	1,361	1,500	1,432	4,449	3,781
Waste mined[2] (000s t)	12,346	13,965	9,703	37,439	25,569
Material mined[2] (000s t) – total	13,707	15,465	11,135	41,888	29,350
Strip ratio[2,3]	9.1	9.3	6.8	8.4	6.8
Ore milled (000s t) – Rosebel	1,139	1,572	1,719	4,266	4,771
Ore milled[2] (000s t) – Saramacca	679	629	956	2,067	2,667
Ore milled[2] (000s t) – total	1,818	2,203	2,675	6,333	7,438
Head grade[2,4] (g/t)	1.06	0.88	0.68	0.90	0.67
Recovery[2] (%)	95	92	82	93	84
Gold production[2] (000s oz) – 100%	58	57	47	170	135
Gold production[1] (000s oz) – owner operator	52	51	42	152	118
Gold production (000s oz) – attributable 95%	50	49	40	145	112
Gold sales[1] (000s oz) – owner operator	52	54	36	155	106
Average realized gold price[5] ($/oz)	$ 1,726	$ 1,861	$ 1,779	$ 1,824	$ 1,770
Financial Results ($ millions)[1]					
Revenues[8]	$ 88.8	$ 101.9	$ 64.0	$ 282.3	$ 188.0
Operating costs	(60.7)	(65.9)	(60.0)	(184.6)	(151.2)
Royalties	(6.4)	(6.8)	(5.1)	(19.0)	(14.5)
Cash costs[5,6]	$ (67.1)	$ (72.7)	$ (65.1)	$ (203.6)	$ (165.7)
Other mine costs[7]	(2.1)	(1.1)	—	(5.9)	—
Cost of sales[8]	$ (69.2)	$ (73.8)	$ (65.1)	$ (209.5)	$ (165.7)
Sustaining capital expenditures[5,9]	(26.8)	(27.7)	(10.8)	(75.0)	(28.9)
Other costs and adjustments[10]	(0.2)	(1.1)	(1.6)	(0.9)	(4.6)
AISC[5]	$ (96.2)	$ (102.6)	$ (77.5)	$ (285.4)	$ (199.2)
Expansion capital expenditures[5,11]	$ (2.7)	$ (14.7)	$ (12.8)	$ (23.4)	$ (39.3)
Performance Measures[12]					
Cost of sales excluding depreciation[13] ($/oz sold)	$ 1,346	$ 1,349	$ 1,808	$ 1,355	$ 1,559
Cash costs[5] ($/oz sold)	$ 1,305	$ 1,327	$ 1,808	$ 1,316	$ 1,559
AISC[5] ($/oz sold)	$ 1,873	$ 1,874	$ 2,156	$ 1,845	$ 1,875

1. Rosebel at 100% and Saramacca at 70%, as included in the consolidated interim financial statements, unless otherwise stated.
2. Includes Saramacca at 100%.
3. Strip ratio is calculated as waste mined divided by ore mined.
4. Includes head grade / tonne for the third quarter 2022 related to the Rosebel concession of 1.03 g/t and the Saramacca concession of 1.11 g/t (second quarter 2022 - 0.85 g/t and 0.94 g/t respectively; third quarter 2021 – 0.64 g/t and 0.76 g/t respectively).
5. This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".
6. Cash costs include by-product credits.
7. Other mine costs include the add-back of non-cash long-term portion of stockpile inventory NRV write-downs for the third quarter 2022 of $2.1 million (second quarter 2022 - $1.1 million; third quarter 2021 - $nil) and the exclusion of by-product credits.
8. As per note 27 of the consolidated interim financial statements for revenues and cost of sales. Cost of sales is net of depreciation expense.
9. Includes sustaining capitalized stripping for the third quarter 2022 of $15.6 million (second quarter 2022 - $7.3 million; third quarter 2021 - $nil) and YTD 2022 of $35.4 million (YTD 2021 - $nil).
10. Other costs and adjustments include sustaining lease principal payments and environmental rehabilitation accretion and depletion, partially offset by by-product credits.
11. Includes expansion capitalized stripping for the third quarter 2022 of $3.8 million (second quarter 2022 - $11.3 million; third quarter 2021 - $8.4 million) and YTD 2022 of $18.6 million (YTD 2021 - $23.3 million).
12. Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.
13. Includes non-cash ore stockpile and finished goods inventories NRV write-down of $2.1 million for the third quarter 2022 (second quarter 2022 - $1.1 million; third quarter 2021 - $nil) and $5.8 million for YTD 2022 (YTD 2021 - $15.2 million), which had an impact on cost of sales per ounce sold for third quarter 2022 of $41 (second quarter 2022 - $21 per ounce sold; third quarter 2021 - $245 per ounce sold) and $38 per ounce sold for YTD 2022 (YTD 2021 - $142 per ounce sold).

Rosebel achieved attributable gold production in the third quarter of 50,000 ounces, generally in line with the prior quarter and 10,000 ounces or 25% higher than the same prior year period. Rosebel continues to benefit from improved recovery as a result of mill upgrades and higher head grades, when compared to both prior quarter and the same prior year period, partially offset by lower throughput compared to both the prior quarter and the same prior year period.

Material mined of 13.7 million tonnes in the third quarter was 11% lower compared with the prior quarter and 23% higher compared to the same prior year period. Mining activity in the third quarter was lower due to reduced waste stripping at Rosebel. Mining activities focused on Saramacca to increase supply of higher grade soft ore and the advancement of waste stripping activities to secure access to higher grade zones. Ore mined at Saramacca remained in line with the prior quarter levels, while ore mined at Rosebel was 15% lower than the prior quarter. Ore from both the Rosebel concession and Saramacca were of higher grade than the prior quarter.

Mill throughput of 1.8 million tonnes in the third quarter was 17% lower than the prior quarter at an average head grade of 1.06 g/t. Throughput was impacted by planned mill shutdowns. Rosebel contributed 46% of the ore at an average head grade of 1.18 g/t, Saramacca contributed 28% at an average head grade of 1.29 g/t and the remaining 26% was sourced from ore stockpiles with an average head grade of 0.60 g/t. Mill recovery of 95% for the third quarter was higher than the prior quarter, continuing to benefit from improvements to the carbon adsorption/desorption circuit completed at the end of 2021.

Cost of sales, excluding depreciation, cash costs and AISC per ounce sold in the third quarter of $1,346, $1,305 and $1,873, respectively, were all in line compared to the second quarter 2022.

Total capitalized stripping (sustaining and expansion) in the third quarter of $19.4 million was higher by $0.8 million or 4% and $11.0 million or 131%, compared to the prior quarter and the same prior year period, respectively.

Sustaining capital expenditures in the third quarter, excluding capitalized stripping, of $11.2 million included capital spares of $3.0 million, mill equipment of $1.7 million, tailings management of $0.8 million, pit development at Saramacca of $0.7 million, mobile equipment of $0.5 million, and other sustaining projects of $4.5 million. Expansion capital expenditures, excluding capitalized stripping, of $1.1 million included the Saramacca project and other expansion projects.

The impact of illegal miners disrupting the operations remained stable in the third quarter. The Company is continuing its collaboration efforts with the government task force assigned to manage the security situation at the site as well as with village communities and other stakeholders around the mine site. The Collective Labor Agreement (CLA) expired in August and the Company is negotiating with the Union to renew the agreement.

Outlook

On October 18, 2022, the Company announced that it had entered into a definitive agreement with Zijin Mining Group Co. Ltd. to sell its interests in the Rosebel mine for cash consideration of $360 million plus working capital adjustments, as well as the release of approximately $41 million of IAMGOLD obligations related to equipment leases, on closing. The transaction is expected to close in the first quarter 2023 or earlier. It is subject to certain regulatory approvals, including approvals from the relevant authorities of the People's Republic of China, the Government of Suriname, and other customary closing conditions. An after-tax non-cash impairment charge of $74.0 million ($115.8 million before tax) was recorded to align the carrying value of the Rosebel cash generating unit with the purchase price.

Attributable gold production at Rosebel in 2022 is now expected to be in the range of 175,000 to 200,000 ounces, primarily reflecting the continued improvement in mill recoveries. Year-to-date, additional cost pressures emerged as discussed above. Rising oil prices continue to be partially mitigated by the existing hedge program. The Company expects higher power costs to persist, compared to 2021, due to links to the price of gold and oil. The collective labour agreement expired in August 2022 and negotiations for a new agreement have continued, although in the past, these have been prolonged and, at times, disruptive to the operations.

Westwood Mine (IAMGOLD interest – 100%) | Quebec, Canada

		Q3 2022		Q2 2022		Q3 2021		YTD 2022		YTD 2021
Key Operating Statistics										
Underground lateral development (metres)		951		1,207		401		3,006		549
Ore mined (000s t) – underground		61		53		31		177		45
Ore mined (000s t) – other sources		243		218		171		620		690
Ore mined (000s t) – total		304		271		202		797		735
Ore milled (000s t)		284		284		220		818		711
Head grade (g/t) – underground		6.82		4.01		4.17		5.68		4.26
Head grade (g/t) – other sources		0.94		1.04		0.59		0.98		0.82
Head grade (g/t) – total		2.23		1.62		1.11		2.00		1.03
Recovery (%)		94		93		92		93		93
Gold production (000s oz) – 100%		19		14		7		49		22
Gold sales (000s oz) – 100%		18		14		7		48		22
Average realized gold price[1] ($/oz)	$	1,730	$	1,854	$	1,779	$	1,814	$	1,790
Financial Results ($ millions)										
Revenues[2]	$	31.4	$	27.1	$	12.7	$	89.3	$	39.4
Cash costs[1]	$	(32.4)	$	(34.8)	$	(24.7)	$	(97.7)	$	(47.8)
Other mine costs[3]		(0.3)		(0.6)		—		(1.4)		(0.3)
Cost of sales[2]	$	(32.7)	$	(35.4)	$	(24.7)	$	(99.1)	$	(48.1)
Sustaining capital expenditures[1]		(6.4)		(8.8)		(3.8)		(22.5)		(6.3)
Other costs and adjustments[4]		(0.7)		(0.9)		(0.4)		(1.7)		(0.2)
AISC[1]	$	(39.8)	$	(45.1)	$	(28.9)	$	(123.3)	$	(54.6)
Expansion capital expenditures[1]	$	(1.5)	$	(0.7)	$	(0.8)	$	(2.7)	$	(2.6)
Performance Measures[5]										
Cost of sales excluding depreciation[6] ($/oz sold)	$	1,817	$	2,463	$	3,512	$	2,043	$	2,205
Cash costs[1] ($/oz sold)	$	1,803	$	2,427	$	3,500	$	2,015	$	2,192
AISC[1] ($/oz sold)	$	2,208	$	3,147	$	4,087	$	2,541	$	2,501

1. This is a non-GAAP financial measure. See "Non-GAAP Financial Measures".
2. As per note 27 of the consolidated interim financial statements for revenues and cost of sales. Cost of sales is net of depreciation expense.
3. Other mine costs exclude by-product credits.
4. Other costs and adjustments include sustaining lease principal payments and environmental rehabilitation accretion and depletion, partially offset by by-product credits.
5. Cost of sales, cash costs and AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.
6. Includes non-cash ore stockpile and finished goods inventories NRV write-down of $1.1 million for the third quarter 2022 (second quarter 2022 - $3.3 million; third quarter 2021 - $4.8 million) and $6.1 million for YTD 2022 (YTD 2021 - $7.8 million), which had an impact on cost of sales, excluding depreciation, per ounce sold of $61 for third quarter 2022 (second quarter 2022 - $232; third quarter 2021 - $681) and $126 for YTD 2022 (YTD 2021 - $358).

Westwood achieved gold production of 19,000 ounces in the third quarter, higher by 5,000 ounces or 36% compared to the prior quarter, as a result of higher volumes of underground ore at a higher grade. Underground production was on care and maintenance for the majority of the first half of 2021 with the ramp up of underground mining activities beginning in the third quarter of 2021.

Mining activities totaled 304,000 tonnes in the third quarter, with underground mining activities contributing 61,000 tonnes and the open pit mining at Grand Duc contributing 243,000 tonnes. Mining volumes were 12% higher than the prior quarter due to improved underground mine performance and supplemental tonnes from Grand Duc.

Underground development in the third quarter achieved 951 metres of lateral development, 21% lower than the prior quarter due to labour constraints and lower mechanical availability of underground equipment. Development of vertical escape ways and underground rehabilitation progressed in line with planned levels despite challenging ground conditions and impacts from supply chain challenges. Underground mining activity in the third quarter focused on accessing additional stope sequences in the eastern zones in order to secure multiple ore faces to allow for simultaneous exploitation in support of the production plan. Mining activities in the higher-grade western and central underground zones commenced in June 2022.

Mill throughput was 284,000 tonnes in the third quarter at a head grade of 2.23 g/t Au with average recovery of 94% and plant availability of 91%. Mill throughput was in line with the prior quarter and continues to benefit from successfully executing mill maintenance strategies for improved availability as well as management of highly abrasive material from Grand Duc.

Cost of sales excluding depreciation and cash costs per ounce sold of $1,817 and $1,803, were lower by 26% compared to the second quarter 2022, respectively, primarily due to higher production volume and sales. AISC per ounce sold of $2,208 was lower by $939 or 30% due to lower cash costs and sustaining capital expenditures.

Sustaining capital expenditures in the third quarter of $6.4 million included underground development and diamond drilling of $4.7 million and other sustaining capital projects of $1.7 million. Expansion capital expenditures of $1.5 million relate to the relocation of certain infrastructure allowing for the expansion of the Grand Duc open pit.

Outlook

Gold production at the Westwood complex in 2022 is expected to be in the range of 65,000 to 75,000 ounces. Production levels are expected to continue to increase in the fourth quarter based on the underground mine delivering higher volumes of ore in the fourth quarter, in addition to an increase in the grade of the ore sourced from the Grand Duc open pit. The revised guidance range reflects the expectation that development rates will continue ramping up month-over-month. Underground mining activity is expected to continue to open access to new stope sequences in support of the 2023 production plan.

Year-to-date, additional cost pressures emerged as discussed above. Despite these impacts, cash costs per ounce sold are expected to continue to decrease in the fourth quarter 2022 with anticipated increases in production and sales. The current collective bargaining agreement with the Westwood union ends in November and negotiations are underway.

Côté Gold Project (IAMGOLD interest – 64.75%) | Ontario, Canada

As of September 30, 2022, overall, the project was approximately 64.2% complete, with detailed engineering fully complete and shifting to construction field engineering. The following provides an update on project activities:

Project Activity	Update
Health and safety	The project has surpassed 6.9 million hours of no lost time injuries. The project is operating at near peak manpower capacity. COVID-19 impacts have been limited but remain closely monitored and controlled on a case-by-case basis.
Labour and workforce	Current manpower on site reached approximately 1,500 workers and is nearing peak capacity levels. A temporary camp providing an additional 220 rooms capacity to meet anticipated peak camp load was completed in August and is currently in service.
Earthworks activities	Earthworks activities advanced with several work fronts providing significant progress over the summer months, including the tailings management facility, water realignment channels, polishing pond dam and other water management infrastructure dams. • Côté Lake Dam, Polishing Pond Dam, Dam 4, and Emulsion Plant Pads are complete and work on the East Seepage collection Pond Dam, TMF West Dam and Water Realignment Channel 2 is advancing. • The 2022 fish relocation program progressed with the Polishing Pond fish out completed in September. Smaller water bodies in the West Overburden Expansion areas are expected to be completed by year-end. • Following the installation of water treatment systems in the second quarter to redress higher amounts of freshet water experienced in the spring, the water level in the pit remained at low levels, allowing for overburden excavation to progress. A site water management study to assess current dewatering systems in preparation for the 2023 freshet is underway. Overburden material removal from the pit and access to fresh rock remain a priority. • TMF East Starter Dam work advanced to the north and south plinth, including cleaning and doweling activities of the north plinth, the completion of concrete placement on the south plinth, placement of a geomembrane liner and appropriate granular material, including run of mine material on the dam.
Procurement	Heavy mobile equipment continues to arrive on site including CAT 793F haul trucks (11 delivered), 994 loaders (2 delivered) and D10 dozers (4 delivered) at the end of September. The handover and assembly of the Autonomous Control Room was completed in mid-September in line with the update project schedule. Equipment delivery is ongoing with inventory being held on site laydown and off-site at warehouses. Some equipment is being held at North American based suppliers to reduce load onsite and off-site storage facilities. Equipment preservation is being executed at present prior to the winter season to align with the required on site schedule requirements. At present there is no material impact on schedule related to supply chain or logistics.
Processing plant	Processing plant civil works have progressed with the continued placement of pre-cast and cast-in-place concrete, with a number of selected areas well positioned for handover to advance mechanical installation. The primary crusher concrete is complete to the 409 elevation with one more vertical lift remaining to be formed and poured. Work is ongoing at the secondary crusher, HPGR and screening building. SMP work activities in the processing plant are well underway, with the first sections of the ball mill mounted on erection cradles and the pump box set in place. Structural steel and steel deck activities are progressing, including piping. The wet end of the plant has begun SMP work, while the focus remains on exterior building works at the leach tanks, thickeners, and structural steel. Concrete foundations for the HPGR/Secondary Crusher, screening buildings, and fine ore bins have been handed over to SMPEI contractors.

Infrastructure	The overhead power line has been completed, with the exception of connection to Hydro and the main electrical substation, which is under construction. Stringing and installation of the 13.8 kV network has continued to advance. Hydro One electrical upgrade work has been completed. Erection of tower bases for the autonomous system progressed with 11 out of 13 bases complete. The assay lab structure and cladding has been complete with activities shifting to interior works. Truck shop foundations are 95% complete and structural steel erection is well advanced. The truck wash and warehouse building interior works are well underway. Buried piping installation works continued, although at lower productivity rates, resulting in the addition of a night shift and an increase in crew size to mitigate planned activities, while prioritizing excavation required to complete before the onset of winter. The administration building and offices have been erected and are commissioning.
Permitting and sustainability	Permitting and sustainability work is ongoing with all remaining non-critical path permitting activities expected to be received during the remainder of the project construction. Community consultations and ongoing implementation of the impact benefit agreements signed with indigenous partners continue. Health, safety and environmental programs and their respective emergency response plans are in development.
Operational readiness	Operational readiness advanced in multiple areas with a continued focus on organizational design and hiring strategy deployment, technology selection and implementation, standardization of mine, mill and site maintenance processes and systems, identification and purchase of spare parts for equipment and advancement in contracts for key consumables, and training documentation for autonomous haul trucks. Two waves of autonomous control room operators have now completed their onboarding training.

Project Expenditures

The Company's estimated attributable remaining project spend to complete construction and bring Côté Gold into production is $1.0 to $1.1 billion from October 1, 2022, net of leases and working capital assuming a USDCAD rate of 1.25.

The Company had incurred and expended costs of $159.0 million and $158.9 million, respectively, (at an average recorded USDCAD exchange rate of 1.31) in the third quarter 2022 and $924.7 million and $825.4 million, respectively, (at an average recorded USDCAD exchange rate of 1.27) since July 1, 2020, including capital expenditures and non-capital project costs summarized in the table below. The project is in line with the updated technical report.

	Q3 2022	Q2 2022	Q3 2021	YTD 2022	YTD 2021	Expenditures to date
Capital expenditures[1,2] ($ millions)	$ 162.3	$ 169.6	$ 67.3	$ 410.4	$ 200.4	$ 805.8
Lease funding	(10.7)	—	—	(10.7)	—	(10.7)
Non-capital costs[3]	7.3	2.8	4.3	13.9	11.3	30.3
Expended costs	158.9	172.4	71.6	413.6	211.7	825.4
Working capital adjustment[4]	0.1	(23.5)	51.1	24.3	80.6	99.3
Incurred costs	$ 159.0	$ 148.9	$ 122.7	$ 437.9	$ 292.3	$ 924.7

1. Capital expenditures prior to July 1, 2020 are not included in the Company's portion of reported total project costs.
2. Capital expenditures include certain offsets including realized derivative gains of $1.7 million in the third quarter 2022. Capital expenditures exclude the realized gain of $0.2 million on the Target Accrual Redemption Forward ("TARF") and the forward contract with an extendible feature (see "Market Risks – Summary of Hedge Portfolio" section of the Company's Q3 2022 MD&A).
3. Non-capital costs include exploration and mining costs recorded as stockpiles which totaled $1.0 million in the third quarter 2022.
4. Working capital adjustment mainly consists of work performed not yet invoiced combined with an increase in the accounts payable balance, offset by an increase in sales taxes receivable.

Upcoming Milestones and Schedule Summary

Côté Gold is expected to commence production in early 2024. Construction of the project commenced in the third quarter 2020 and major earthworks commenced in the first quarter 2021. Remaining milestones of note are as follows:



The Company cautions that potential further disruptions, including, without limitation caused by COVID-19, the Ukraine war, inflation, other global supply chain disturbances, weather, labour disputes and the tight labour market could continue to impact the timing of activities, availability of workforce, productivity and supply chain and logistics and, consequently, could further impact the timing of actual commercial production and, consequently, project costs.

Gosselin Zone

The Gosselin zone is located immediately to the northeast of the Côté Gold deposit. Approximately 16,000 metres of diamond drilling is planned in 2022 to further delineate and expand the Gosselin mineral resources and test selected targets along an interpreted favourable deposit corridor. Approximately 15,000 metres were completed in the first three quarters of 2022.

During the first quarter 2022, the Company announced remaining assay results from its 2021 delineation diamond drilling program at the Gosselin zone confirming expected grades within the modelled resource, and in some cases, the extension of the mineralization zone outside the resources boundaries of the mineralization model (see news release dated January 27, 2022).

Additional technical studies are planned which will include a sampling program to advance future metallurgical test work and mining and infrastructure studies to review alternatives to optimize the inclusion of the Gosselin deposit resources into future Côté Gold LOM plan.

Nelligan Gold Project (IAMGOLD interest – 75%) | Chibougamau District, Quebec, Canada

The Nelligan Gold project is located approximately 40 kilometres south of the Chapais – Chibougamau area in Québec and is operating as a 75:25 earn-in option to joint venture with Vanstar Mining Resources Inc ("Vanstar"). The Company holds an option to earn an additional 5% interest, for an 80% total interest, by completing a feasibility study on the project. Approximately 4,700 metres of diamond drilling was completed in the first three quarters of 2022 to support the completion of an updated resource estimate expected by the end of 2022.

During the third quarter, Vanstar reported assay results from the 2022 drilling program which intersected multiple wide intercepts of gold mineralization, including the following highlights: 69.0 metres grading 2.24 g/t Au, 52.3 metres grading 1.60 g/t Au and 23.8 metres grading 3.21 g/t Au (see Vanstar news release dated July 6, 2022).

For more information, refer to the Management Discussion and Analysis ("MD&A") and unaudited consolidated interim Financial Statements as at and for the three and nine months ended September 30, 2022, that are available on the Company's website at www.iamgold.com and on SEDAR at www.sedar.com. The Company uses certain non-GAAP financial performance measures throughout this news release. Please refer to the "Non-GAAP Financial Performance Measures" section of this news release and the MD&A for more information.

CONFERENCE CALL

A conference call will be held on **Wednesday, November 9, 2022 at 8:30 a.m. (Eastern Time)** for a discussion with senior management regarding IAMGOLD's third quarter 2022 operating performance and financial results.

Listeners may access the conference call via webcast from the events section of the Company's website at www.iamgold.com (webcast link below), or through the following dial-in numbers:

Toll free (North America): **1 (800) 319-4610**

International: +1 (604) 638-5340

Webcast: https://services.choruscall.ca/links/iamgold2022q3.html

An online archive of the webcast will be available by accessing the Company's website at www.iamgold.com. A telephone replay will be available for one month following the call by dialing toll free 1 (800) 319-6413 within North America or +1 (604) 638-9010 from international locations and entering the passcode: 9533.

End Notes (excluding tables)

1 This is a non-GAAP financial measure. See "Non-GAAP Financial Measures" section below. Further information on these non-GAAP financial measures is included on pages 31 to 36 of the Company's Q3 2022 MD&A filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

2 DARTFR (days away, restricted, transferred duty incident frequency rate) and TRIFR (total recordable injuries incident frequency rate) are per 200,000 hours worked.

ABOUT IAMGOLD

IAMGOLD is a mid-tier gold mining company operating in North America, South America and West Africa. The Company has three operating mines: Essakane (Burkina Faso), Rosebel (Suriname) and Westwood (Canada), and is building the large-scale, long life Côté Gold project (Canada) which is expected to commence production in early 2024. In addition, the Company has a robust development and exploration portfolio within high potential mining districts in the Americas and West Africa.

IAMGOLD employs approximately 5,000 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance ("ESG") practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the Jantzi Social Index ("JSI"), a socially screened market capitalization-weighted consisting of companies which pass a set of broadly based environmental, social and governance rating criteria.

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations
Tel: 416 360 4743 | Mobile: 416 388 6883
info@iamgold.com

NON-GAAP FINANCIAL MEASURES

This news release contains non-GAAP financial performance measures, including realized gold price per ounce sold, cash costs, cash costs per ounce sold, AISC, AISC per ounce sold, net cash from operating activities before changes in working capital, mine-site free cash flow, available liquidity, net cash, EBITDA, adjusted EBITDA, adjusted net earnings (loss) attributable to equity holders and adjusted net earnings (loss) per share attributable to equity holders, sustaining capital expenditures, and expansion capital expenditures. The non-GAAP financial measures disclosures included in the Company's Q3 2022 MD&A are incorporated by reference in this news release. Further details on these non-GAAP financial measures are included on pages 31 to 36 of the Company's Q3 2022 MD&A filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The reconciliation to the amounts presented in the consolidated financial statements, are included below.

Average Realized Gold Price per Ounce Sold

Average realized gold price per ounce sold is intended to enable management to understand the average realized price of gold sold in each reporting period after removing the impact of non-gold revenues and by-product credits, which, in the Company's case, are not significant and to enable investors to understand the Company's financial performance based on the average realized proceeds of selling gold production in the reporting period.

($ millions, except where noted)	Q3 2022	Q2 2022	Q3 2021	YTD 2022	YTD 2021
Revenues	$ 343.3	$ 334.0	$ 294.1	$ 1,033.9	$ 857.1
By-product credits and other revenues	(0.5)	(0.9)	(0.4)	(1.4)	(1.0)
Revenues	$ 342.8	$ 333.1	$ 293.7	$ 1,032.5	$ 856.1
Sales (000s oz) – 100%	203	185	165	584	479
Average realized gold price per ounce[1,2,3] ($/oz)	$ 1,690	$ 1,799	$ 1,787	$ 1,766	$ 1,788

1 Average realized gold price per ounce sold may not be calculated based on amounts presented in this table due to rounding.
2 Average realized gold price per ounce sold is calculated based on sales from the Company's Westwood, Rosebel and Essakane mines.
3 Average realized gold price per ounce sold includes 37,500 ounces at $1,500 per ounce as delivered in accordance with the 2019 Prepay Arrangement.

Cash Costs, Cash Costs per Ounce Sold, AISC and AISC per Ounce Sold

The Company reports cash costs, cash costs per ounce sold, AISC and AISC per ounce sold in order to provide investors with information about key measures used by management to monitor performance of mine sites in commercial production and its ability to generate positive cash flow.

Cash costs include mine site operating costs such as mining, processing, administration, royalties, production taxes and realized derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. AISC include cost of sales exclusive of depreciation expense, sustaining capital expenditures, which are required to maintain existing operations, capitalized exploration, sustaining lease principal payments, environmental rehabilitation accretion and depreciation, by-product credits and corporate general and administrative costs. These costs are then divided by the Company's attributable gold ounces sold by mine sites in commercial production in the period to arrive at the cash costs per ounce sold and the AISC per ounce sold. The Company reports the AISC measure with and without a deduction for by-product credits and reports the measure for the Essakane, Rosebel and Westwood mines.

Prior to the first quarter 2022, for cash costs, the Company excluded costs related to certain taxes and permits, provisions, prior period operating costs and community development. Commencing with the first quarter 2022, these costs are no longer excluded. These changes have been completed in order to better align with peer companies. All comparative periods have been restated and updated accordingly.

The following table provides a reconciliation of cash costs and cash costs per ounce sold on an attributable basis to cost of sales as per the consolidated interim financial statements.

($ millions, except where noted)	Q3 2022	Q2 2022	Q3 2021	YTD 2022	YTD 2021
Cost of sales[1]	$ 313.6	$ 284.6	$ 287.2	$ 873.8	$ 778.1
Depreciation expense[1]	(84.3)	(78.1)	(85.1)	(237.4)	(228.8)
Cost of sales[1], excluding depreciation expense	$ 229.3	$ 206.5	$ 202.1	$ 636.4	$ 549.3
Adjust for:					
Stockpiles and finished goods adjustment	(2.1)	(1.1)	—	(5.8)	—
Other mining costs[2]	(0.5)	(0.9)	(0.3)	(2.4)	(1.0)
Cost attributed to non-controlling interests[2]	(16.1)	(13.4)	(14.5)	(42.9)	(41.8)
Cash costs – attributable	$ 210.6	$ 191.1	$ 187.3	$ 585.3	$ 506.5
Total gold sales[3] (000 oz) – attributable	187	170	150	538	438
Cash costs[4] ($/oz sold) – attributable	$ 1,126	$ 1,119	$ 1,245	$ 1,087	$ 1,155

1 As per note 27 of the consolidated interim financial statements for cost of sales and depreciation expense.
2 Adjustments for the consolidation of Essakane (90%) and Rosebel (95%) to their attributable portion of cost of sales.
3 Consists of Essakane, Rosebel and Westwood on an attributable basis of 90%, 95% and 100%, respectively.
4 Cash costs per ounce sold may not be calculated based on amounts presented in this table due to rounding.

The following table provides a reconciliation of AISC and AISC per ounce sold on an attributable basis to cost of sales as per the consolidated interim financial statements.

($ millions, attributable, except where noted)	Q3 2022	Q2 2022	Q3 2021	YTD 2022	YTD 2021
Cost of sales[1]	$ 313.6	$ 284.6	$ 287.2	$ 873.8	$ 778.1
Depreciation expense[1]	(84.3)	(78.1)	(85.1)	(237.4)	(228.8)
Cost of sales[1], excluding depreciation expense	$ 229.3	$ 206.5	$ 202.1	$ 636.4	$ 549.3
Adjust for:					
Sustaining capital expenditures[1]	71.1	67.1	26.4	214.8	64.0
Corporate general and administrative costs[2]	10.0	14.4	11.2	37.3	31.4
Stockpiles and finished goods adjustment	(2.1)	(1.1)	—	(5.8)	—
Other costs[3]	4.6	5.3	3.4	10.6	10.1
Cost attributable to non-controlling interests[4]	(21.5)	(18.2)	(16.4)	(58.9)	(46.8)
AISC – attributable	$ 291.4	$ 274.0	$ 226.7	$ 834.4	$ 608.0
Total gold sales[5] (000s oz) – attributable	187	170	150	538	438
AISC[6] ($/oz sold) – attributable	$ 1,559	$ 1,604	$ 1,508	$ 1,550	$ 1,387
AISC excluding by-product credits[6] ($/oz sold) – attributable	$ 1,562	$ 1,609	$ 1,510	$ 1,554	$ 1,389

1 As per note 27 of the consolidated interim financial statements for cost of sales and depreciation expense.
2 Corporate general and administrative costs exclude depreciation expense.
3 Other costs include sustaining lease principal payments, environmental rehabilitation accretion and depletion, prior period operating costs, partially offset by by-product credits.
4 Adjustments for the consolidation of Essakane (90%) and Rosebel (95%) to their attributable portion of cost of sales.
5 Consists of Essakane, Rosebel and Westwood on an attributable basis of 90%, 95% and 100%, respectively.
6 AISC per ounce sold may not be calculated based on amounts presented in this table due to rounding.

The Company presents its sustaining capital expenditures in its AISC to reflect the capital related to producing and selling gold from its mine operations. The distinctions between sustaining and expansion capital used by the Company align with the guidelines set out by the World Gold Council. Expansion capital is capital expenditures incurred at new projects and capital expenditures related to major projects or expansion at existing operations where these projects will materially benefit the operations. Starting in 2022 a higher portion of stripping costs are categorized as sustaining capital versus expansion capital, due to the particular areas that are scheduled to be mined and the stage of the life of mine aligning with Word Gold Council guidelines. This non-GAAP financial measure provides investors with transparency regarding the capital expenditures required to support the ongoing operations at its mines, relative to its total capital expenditures.

($ millions, except where noted)	Q3 2022	Q2 2022	Q3 2021	YTD 2022	YTD 2021
Capital expenditures for property, plant and equipment	$ 229.6	$ 255.7	$ 138.7	$ 653.6	$ 392.5
Capital expenditures for exploration and evaluation assets	0.4	0.4	0.7	1.2	1.7
	$ 230.0	$ 256.1	$ 139.4	$ 654.8	$ 394.2
Capital expenditures – sustaining	71.1	67.1	26.4	214.8	64.0
Capital expenditures – expansion	$ 158.9	$ 189.0	$ 113.0	$ 440.0	$ 330.2

($ millions, except where noted)	Q3 2022	Q2 2022	Q3 2021	YTD 2022	YTD 2021
Essakane	$ 37.6	$ 31.1	$ 11.6	$ 116.4	$ 28.3
Rosebel	26.8	27.7	10.8	75.0	28.9
Westwood	6.4	8.8	3.8	22.5	6.3
	$ 70.8	$ 67.6	$ 26.2	$ 213.9	$ 63.5
Corporate	0.3	(0.5)	0.2	0.9	0.5
Capital expenditures – sustaining	$ 71.1	$ 67.1	$ 26.4	$ 214.8	$ 64.0

($ millions, except where noted)	Q3 2022	Q2 2022	Q3 2021	YTD 2022	YTD 2021
Essakane	$ 1.0	$ 0.5	$ 27.2	$ 2.5	$ 60.3
Rosebel	2.7	14.7	12.8	23.4	39.3
Westwood	1.5	0.7	0.8	2.7	2.6
	$ 5.2	$ 15.9	$ 40.8	$ 28.6	$ 102.2
Côté Gold (70%)	151.5	169.6	67.3	399.6	200.4
Boto Gold	2.2	3.5	4.9	11.8	27.6
Capital expenditures – expansion	$ 158.9	$ 189.0	$ 113.0	$ 440.0	$ 330.2

EBITDA and Adjusted EBITDA

EBITDA (earnings before income taxes, depreciation and amortization of finance costs), is an indicator of the Company's ability to produce operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures.

Adjusted EBITDA represents EBITDA excluding certain impacts such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives, impairment charges and reversal of impairment charges, write-down of assets and foreign exchange (gain) loss which are non-cash items and certain cash items that are non-recurring or temporary in nature as such items are not indicative of recurring operating performance. Management believes this additional information is useful to investors in understanding the Company's ability to generate operating cash flow by excluding from the calculation these non-cash amounts and cash amounts that are not indicative of the recurring performance of the underlying operations for the periods presented.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to the consolidated interim financial statements:

($ millions, except where noted)	Q3 2022	Q2 2022	Q3 2021	YTD 2022	YTD 2021
Earnings (loss) before income taxes	$ (129.1)	$ 21.6	$ (70.1)	$ (49.1)	$ (27.0)
Add:					
Depreciation	84.7	78.5	85.4	238.5	230.1
Finance costs	3.1	1.3	4.3	5.6	17.4
EBITDA	$ (41.3)	$ 101.4	$ 19.6	$ 195.0	$ 220.5
Adjusting items:					
Unrealized loss on non-hedge derivatives	17.2	3.4	14.2	15.7	7.5
Insurance recoveries	—	—	—	(1.2)	(10.2)
Write-down of assets	0.3	0.7	0.7	2.4	2.2
NRV write-down of stockpiles/finished goods	3.2	4.5	13.6	12.0	23.0
Foreign exchange loss	10.8	1.4	5.9	15.6	5.2
Gain on sale of royalties	—	—	—	—	(45.9)
Restructuring costs	—	—	—	—	1.0
Covid-19 expenses, net of subsidy	—	—	4.2	—	13.6
Care and maintenance costs at Westwood	—	—	—	—	24.5
Fair value of deferred consideration from sale of Sadiola	0.6	(0.4)	—	(0.2)	—
Impairment charge	115.8	—	—	115.8	—
Gain on sale of investment in INV Metal Inc.	—	—	(16.1)	—	(16.1)
Changes in estimates of asset retirement obligations at closed sites	(3.5)	—	40.4	(3.5)	40.4
Other	—	(1.0)	—	(1.0)	—
Adjusted EBITDA	$ 103.1	$ 110.0	$ 82.5	$ 350.6	$ 265.7

1 COVID-19 expenses included in operating costs for 2022 financial year.

Adjusted Net Earnings (Loss) Attributable to Equity Holders

Adjusted net earnings attributable to equity holders represents net earnings (loss) attributable to equity holders excluding certain impacts, net of taxes, such as changes in estimates of asset retirement obligations at closed sites, unrealized (gain) loss on non-hedge derivatives and warrants, impairment charges and reversal of impairment charges, write-down of assets and foreign exchange (gain) loss which are non-cash items and certain cash items that are non-recurring or temporary in nature as such items are not indicative of recurring operating performance. This measure is not necessarily indicative of net earnings (loss) or cash flows as determined under IFRS. Management believes this measure better reflects the Company's performance for the current period and is a better indication of its expected performance in future periods. As such, the Company believes that this measure is useful to investors in assessing the Company's underlying performance. The following table provides a reconciliation of earnings (loss) before income taxes and non-controlling interests as per the consolidated statements of earnings (loss) of $(129.1) million, to adjusted net earnings (loss) attributable to equity holders of the Company of $(13.7) million in the third quarter 2022.

($ millions, except where noted)	Q3 2022	Q2 2022	Q3 2021	YTD 2022	YTD 2021
Earnings (loss) before income taxes and non-controlling interests	$ (129.1)	$ 21.6	$ (70.1)	$ (49.1)	$ (27.0)
Adjusting items:					
Unrealized loss on non-hedge derivatives	17.2	3.4	14.2	15.7	7.5
Insurance recoveries	—	—	—	(1.2)	(10.2)
Write-down of assets	0.3	0.7	0.7	2.4	2.2
NRV write-down of stockpiles/finished goods	4.0	5.2	16.2	14.5	27.4
Foreign exchange loss	10.8	1.4	5.9	15.6	5.2
Gain on sale of royalties	—	—	—	—	(45.9)
Restructuring costs	—	—	—	—	1.0
Covid-19 expenses, net of subsidy	—	—	4.2	—	13.6
Care and maintenance costs at Westwood	—	—	—	—	24.5
Fair value of deferred consideration from sale of Sadiola	0.6	(0.4)	—	(0.2)	—
Impairment charge	115.8	—	—	115.8	—
Gain on sale of investment in INV Metal Inc.	—	—	(16.1)	—	(16.1)
Changes in estimates of asset retirement obligations at closed sites	(3.5)	—	40.4	(3.5)	40.4
Other	—	(1.0)	—	$ (1.0)	$ —
Adjusted earnings (loss) before income taxes and non-controlling interests	$ 16.1	$ 30.9	$ (4.6)	$ 109.0	$ 22.6
Income taxes	19.2	(25.1)	(2.4)	(32.5)	(24.1)
Tax on foreign exchange translation of deferred income tax balances	(8.9)	(6.4)	(2.4)	(15.7)	(4.4)
Tax impact of adjusting items	(41.7)	0.4	(7.9)	(42.2)	(2.4)
Non-controlling interests	1.6	(6.1)	(2.8)	(12.5)	(9.2)
Adjusted net earnings (loss) attributable to equity holders	$ (13.7)	$ (6.3)	$ (20.1)	$ 6.1	$ (17.5)
Adjusted net earnings (loss) per share attributable to equity holders	$ (0.03)	$ (0.01)	$ (0.04)	$ 0.01	$ (0.04)
Basic weighted average number of common shares outstanding (millions)	479.0	478.9	476.8	478.5	476.4

1 COVID-19 expenses included in operating costs for 2022 financial year.

Net Cash from Operating Activities before Changes in Working Capital

The Company makes reference to net cash from operating activities before changes in working capital which is calculated as net cash from operating activities less non-cash working capital items and non-current ore stockpiles. Working capital can be volatile due to numerous factors, including a build-up or reduction of inventories. Management believes that this non-GAAP measure, which excludes these non-cash items, provides investors with the ability to better evaluate the operating cash flow performance of the Company.

The following table provides a reconciliation of net cash from operating activities before changes in working capital to net cash from operating activities.

($ millions, except where noted)	Q3 2022	Q2 2022	Q3 2021	YTD 2022	YTD 2021
Net cash from operating activities	$ 117.7	$ 81.9	$ 78.5	$ 341.9	$ 217.5
Adjusting items from non-cash working capital items and non-current ore stockpiles					
Receivables and other current assets	(5.7)	8.9	(0.3)	1.5	(26.0)
Inventories and non-current ore stockpiles	20.3	17.7	13.0	20.4	35.9
Accounts payable and accrued liabilities	(23.5)	(14.6)	(11.6)	(27.2)	(10.
Net cash from operating activities before changes in working capital	$ 108.8	$ 93.9	$ 79.6	$ 336.6	$ 217.0

Mine-Site Free Cash Flow

Mine-site free cash flow is calculated as cash flow from mine-site operating activities less mine-site related property, plant and equipment expenditures. The Company believes this measure is useful to investors in assessing the Company's ability to operate its mine sites without reliance on additional borrowing or usage of existing cash.

($ millions, except where noted)		Q3 2022		Q2 2022		Q3 2021		YTD 2022		YTD 2021
Net cash from operating activities	$	117.7	$	81.9	$	78.5	$	341.9	$	217.5
Add:										
Operating cash flow used by non-mine site activities		17.5		44.4		20.4		89.9		69.8
Cash flow from operating mine-sites	$	135.2	$	126.3	$	98.9	$	431.8	$	287.3
Capital expenditures	$	230.0	$	256.1	$	139.4	$	654.8	$	394.2
Less:										
Capital expenditures from construction and development projects and corporate		(154.0)		(172.6)		(72.4)		(412.3)		(228.5)
Capital expenditures from operating mine-sites	$	76.0	$	83.5	$	67.0	$	242.5	$	165.7
Mine-site free cash flow	$	59.2	$	42.8	$	31.9	$	189.3	$	121.6

Available Liquidity and Net Cash (Debt)

Available liquidity is defined as cash and cash equivalents, short-term investments and the credit available under the Credit Facility. Net cash (debt) is calculated as cash, cash equivalents and short-term investments less long-term debt, lease liabilities and the drawn portion of the Credit Facility. The Company believes this measure provides investors with additional information regarding the liquidity position of the Company.

($ millions, except where noted)		September 30 2022		June 30 2022		December 31 2021
Cash and cash equivalents	$	535.6	$	451.1	$	544.9
Short-term investments		0.5		1.8		7.6
Available Credit Facility		100.7		348.7		498.3
Available liquidity	$	636.8	$	801.6	$	1,050.8

($ millions, except where noted)		September 30 2022		June 30 2022		December 31 2021
Cash and cash equivalents	$	535.6	$	451.1	$	544.9
Short-term investments		0.5		1.8		7.6
Lease liabilities		(78.9)		(62.0)		(65.6)
Long-term debt[1]		(847.2)		(614.7)		(468.9)
Drawn letters of credit issued under Credit Facility		(19.3)		(1.3)		(1.7)
Net cash (debt)	$	(409.3)	$	(225.1)	$	16.3

1. Includes principal amount of the Notes of $450.0 million, Credit Facility of $380.0 million and equipment loans of $17.2 million (June 30, 2022 - $450 million, $150.0 million and $14.7 million, respectively and December 31, 2021 - $450 million, $nil and $18.9 million, respectively). Excludes deferred transaction costs and embedded derivative on the Notes.

CONSOLIDATED BALANCE SHEETS

(Unaudited) (In millions of U.S. dollars)		September 30 2022		December 31 2021
Assets				
Current assets				
Cash and cash equivalents	$	535.6	$	544.9
Short-term investments		0.5		7.6
Receivables and other current assets		116.1		96.5
Inventories		349.0		302.1
		1,001.2		951.1
Non-current assets				
Property, plant and equipment		2,845.0		2,587.9
Exploration and evaluation assets		62.9		61.7
Restricted cash		47.2		42.2
Inventories		90.4		124.1
Other assets		201.1		204.6
		3,246.6		3,020.5
	$	4,247.8	$	3,971.6
Liabilities and Equity				
Current liabilities				
Accounts payable and accrued liabilities	$	347.0	$	304.4
Income taxes payable		42.1		29.5
Other current liabilities		81.2		218.9
Current portion of lease liabilities		21.2		21.4
Current portion of long-term debt		8.0		7.5
		499.5		581.7
Non-current liabilities				
Deferred income tax liabilities		21.9		61.2
Provisions		383.2		470.2
Lease liabilities		57.7		44.2
Long-term debt		836.6		456.9
Deferred revenue		179.6		—
Other liabilities		56.7		40.3
		1,522.5		1,072.8
		2,035.2		1,654.5
Equity				
Attributable to equity holders				
Common shares		2,726.3		2,719.1
Contributed surplus		56.6		59.1
Accumulated deficit		(656.8)		(562.2)
Accumulated other comprehensive income		15.3		23.8
		2,141.4		2,239.8
Non-controlling interests		71.2		77.3
		2,212.6		2,317.1
Contingencies and commitments				
	$	4,247.8	$	3,971.6

Refer to Q3 2022 Financial Statements for accompanying notes

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

	Three months ended September 30		Nine months ended September 30	
(Unaudited)				
(In millions of U.S. dollars, except per share amounts)	2022	2021	2022	2021
Revenues	$ 343.3	$ 294.1	$ 1,033.9	$ 857.1
Cost of sales	313.6	287.2	873.8	778.1
Gross profit	29.7	6.9	160.1	79.0
General and administrative expenses	(11.8)	(13.6)	(44.1)	(34.8)
Exploration expenses	(5.6)	(10.0)	(23.1)	(29.6)
Impairment charge	(115.8)	—	(115.8)	—
Other income (expenses)	2.3	(46.0)	(0.4)	(85.5)
Loss from operations	(101.2)	(62.7)	(23.3)	(70.9)
Finance costs	(3.1)	(4.3)	(5.6)	(17.4)
Foreign exchange loss	(10.8)	(5.9)	(15.6)	(5.2)
Interest income, derivatives and other investment gains (losses)	(14.0)	2.8	(4.6)	66.5
Loss before income taxes	(129.1)	(70.1)	(49.1)	(27.0)
Income tax (expense) recovery	19.2	(2.4)	(32.5)	(24.1)
Net loss	$ (109.9)	$ (72.5)	$ (81.6)	$ (51.1)
Net earnings (loss) attributable to				
Equity holders	$ (108.3)	$ (75.3)	$ (94.1)	$ (60.3)
Non-controlling interests	(1.6)	2.8	12.5	9.2
Net loss	$ (109.9)	$ (72.5)	$ (81.6)	$ (51.1)
Attributable to equity holders				
Weighted average number of common shares outstanding (in millions)				
Basic and Diluted	479.0	476.8	478.5	476.4
Basic and diluted loss per share	$ (0.23)	$ (0.16)	$ (0.20)	$ (0.13)

Refer to Q3 2022 Financial Statements for accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)	Three months ended September 30		Nine months ended September 30	
(In millions of U.S. dollars)	2022	2021	2022	2021
Operating activities				
Net loss	$ (109.9)	$ (72.5)	$ (81.6)	$ (51.1)
Adjustments for non-cash items:				
Depreciation expense	84.7	85.4	238.5	237.7
Deferred revenue recognized	(48.8)	—	(146.3)	—
Impairment charge	115.8	—	115.8	—
Income taxes	(19.2)	2.4	32.5	24.1
Derivative (gain) loss	8.6	11.0	(17.0)	0.5
Effects of exchange rate fluctuation on cash and cash equivalents	21.7	7.5	32.4	7.9
Write-down of inventories	3.5	14.3	13.5	26.5
Finance costs	3.1	4.3	5.6	17.4
Other non-cash items	(6.9)	24.9	(5.3)	(26.0)
Adjustments for cash items:				
Proceeds from gold prepayment	59.0	—	177.0	—
Proceeds from insurance claim	—	7.7	0.7	10.2
Settlement of derivatives	11.4	4.5	31.3	9.4
Disbursements related to asset retirement obligations	(0.5)	(0.4)	(1.5)	(1.7)
Movements in non-cash working capital items	8.9	(1.1)	5.3	0.5
Cash from operating activities, before income taxes paid	131.4	88.0	400.9	255.4
Income taxes paid	(13.7)	(9.5)	(59.0)	(37.9)
Net cash from operating activities	117.7	78.5	341.9	217.5
Investing activities				
Capital expenditures for property, plant and equipment	(229.6)	(138.7)	(653.6)	(392.5)
Capitalized borrowing costs	(4.1)	(0.4)	(18.8)	(10.0)
Disposal of marketable securities (net)	15.2	—	25.1	—
Proceeds from sale of royalties	—	—	—	45.9
Other investing activities	(10.4)	(3.3)	(11.3)	(10.8)
Net cash used in investing activities	(228.9)	(142.4)	(658.6)	(367.4)
Financing activities				
Proceeds from credit facility	230.0	—	380.0	—
Interest paid	—	(0.5)	—	(7.6)
Payment of lease obligations	(5.5)	(5.1)	(16.1)	(14.3)
Dividends paid to non-controlling interests	(6.8)	(3.1)	(18.4)	(9.3)
Proceeds from equipment loan	5.3	—	6.0	—
Repayment of equipment loans	(1.8)	(1.9)	(5.3)	(5.8)
Common shares issued for cash on exercise of stock options	—	—	1.0	0.4
Other financing activities	(3.8)	(0.8)	(7.4)	(5.0)
Net cash from (used in) financing activities	217.4	(11.4)	339.8	(41.6)
Effects of exchange rate fluctuation on cash and cash equivalents	(21.7)	(7.5)	(32.4)	(7.9)
Increase (decrease) in cash and cash equivalents	84.5	(82.8)	(9.3)	(199.4)
Cash and cash equivalents, beginning of the period	451.1	824.9	544.9	941.5
Cash and cash equivalents, end of the period	$ 535.6	$ 742.1	$ 535.6	$ 742.1

Refer to Q3 2022 Financial Statement for accompanying notes

QUALIFIED PERSON AND TECHNICAL INFORMATION

The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Craig MacDougall, P.Geo., Executive Vice President, Growth, IAMGOLD. Mr. MacDougall is a "qualified person" (a "QP") as defined in NI 43-101.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Statements included in this news release, including any with respect to the Company's future financial or operating performance and other statements that express management's expectations or estimates of future performance, including statements in respect of the prospects and/or development of the Company's projects, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws (collectively referred to herein as "forward-looking statements") and such forward-looking statements are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Forward-looking statements are generally identifiable by the use of words such as "may", "will", "should", "continue", "expect", "budget", "forecast", "anticipate", "estimate", "believe", "intend", "plan", "schedule", "guidance", "outlook", "potential", "seek", "targets", "suspended", "strategy", or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements in this news release include, but are not limited to, statements with respect to: construction costs and site expenditures; including remaining costs to complete and schedule for Côté Gold; the Company's strategic review of certain of its assets; the proposed completion of the sale of the Rosebel mine and anticipated timing thereof; the impact of changes global economic conditions, including increases in interest rates and inflationary pressures on the costs of goods and services; the impact of COVID-19 and the war in Ukraine on the Company, including its operations, the project schedule for Côté Gold, key inputs, staffing and contractors; the Company's guidance for production and recovery from its operating mine sites; cost of sales and revisions to cost guidance; cash costs; AISC; securing of alternative sources of consumables; costs of production; depreciation expense; effective tax rate; expected capital expenditures; operations outlook; expected benefits from the operational improvements and de-risking strategies enacted by the Company; development and expansion projects; exploration; impairment assessments and estimates; the expected receipt of permits; permitting timelines; sale transactions; the future price of gold and other commodities; foreign exchange rates and currency fluctuations; requirements for additional capital; the Company's capital allocation; the estimation of mineral reserves and mineral resources; the realization of mineral reserve and mineral resource estimates; security concerns in the jurisdictions in which the Company operates; expected collective bargaining discussions; and government regulation of mining operations.

The Company cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including as described in this news release, including with respect to: the Company's present and future business strategies; operations performance within expected ranges; anticipated future production and cash flows; local and global economic conditions and the economic environment in which the Company will operate in the future; legal and political developments in the jurisdictions in which the Company operates; the price of gold and other key commodities; projected mineral grades; international exchanges rates; anticipated capital and operating costs; the availability and timing of required governmental and other approvals for the construction of the Company's projects.

Risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements include, without limitation: the Company's business strategies and its ability to execute thereon, including the ongoing strategic review of certain of the Company's assets; the ability of the Company to satisfy the conditions to complete the proposed sale of the Rosebel mine; political and legal risks; risks associate with the estimation of mineral reserves and mineral resources; the ongoing impacts of COVID-19 (and its variants) and the Ukraine war on the Company and its workforce, the availability of labour and contractors, key inputs for the Company and global supply chains; changes in global economic conditions, including increases in interest rates and inflationary pressures on the costs of goods and services; the volatility of the Company's securities; potential engagements with activist shareholders; litigation; contests over title to properties, particularly title to undeveloped properties; mine closure and rehabilitation risks; management of certain of the Company's assets by other companies or joint venture partners; the availability of insurance covering all of the risks associated with a mining company's operations; business risks, including pandemics, adverse environmental conditions and hazards; unexpected geological conditions; potential shareholder dilution; increasing competition in the mining sector; the profitability of the Company being highly dependent on the condition and results of the mining industry as a whole, and the gold mining industry in particular; changes in the global prices for gold and certain other commodities (such as diesel and electricity); consolidation in the gold mining industry; legal, litigation, legislative, political or economic risks and new developments in the jurisdictions in which the Company carries on business; government actions taken in response to COVID-19 and other public health emergencies and pandemics, including new variants of COVID-19, and any worsening thereof; changes in taxes, including mining tax regimes; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for exploration, development or operation, operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and major equipment failure; seismic activity; the inability to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with certain gold sale prepayment arrangements; the availability of capital; the level of liquidity and capital resources; access to capital markets and financing; the Company's level of indebtedness; the Company's ability to satisfy covenants under its outstanding debt instruments; changes in interest rates; adverse changes in the Company's credit rating; the Company's choices in capital allocation; effectiveness of the Company's ongoing cost containment efforts; the ability to execute on the Company's de-risking activities and measures to improve operations; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the failure of contractors to perform; risks arising from holding derivative instruments; changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; capital and currency controls in foreign jurisdictions; assessment of carrying values for the Company's assets, including the ongoing potential for material impairment and/or write-downs of such assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits, including clay and coarse gold; inaccuracies in life of mine plans; failure to meet operational targets; equipment malfunctions; security risks, including civil unrest, war or terrorism; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment; employee relations and labour disputes, and the ability of the Company to successfully negotiation collective labour agreements; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, such as extreme weather or seismic events; lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; the potential direct or indirect operational impacts resulting from external factors, including infectious diseases, public health emergencies or pandemics, such as COVID-19, unpredictable weather patterns and challenging weather conditions; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour; the availability of qualified contractors and the ability of contractors to timely complete projects on acceptable terms; the relationship with the communities surrounding the Company's operations and projects; indigenous rights or claims; illegal mining; and the inherent risks involved in the exploration, development and mining industry generally. Please see the Company's AIF or Form 40-F available on www.sedar.com or www.sec.gov/edgar.shtml for a comprehensive discussion of the risks faced by the Company and which may cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by forward-looking statements.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/accueil/default.aspx.